UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PRIMECH HOLDINGS LTD.

(Name of Issuer)

Ordinary shares, no par value

(Title of Class of Securities)

Ordinary Shares: Y708VV108

(CUSIP Number)

23 Ubi Crescent
Singapore 408579
+65 6286 1868

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y708VV108

1.	Names of Reporting Persons. Sapphire Universe Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 31,287,500(1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 31,287,500(1)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,287,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 88.0%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 31,287,500 ordinary shares, no par value, (the “Ordinary Shares”), of Primech Holdings Ltd., a company incorporated under the laws of Singapore (the “Company”).

(2)	Percentage is calculated based on 35,550,000 ordinary shares issued and outstanding as of October 13, 2023, calculated by adding (i) the 32,500,000 Ordinary Shares outstanding as of July 20, 2022, as reported by the Company in its Registration Statement on Form F-1, filed on September 18, 2023, (ii) the 3,050,000 Ordinary Shares the Company sold in its initial public offering as disclosed in the Company’s Current Report on Form 6-K filed on October 13, 2023.

Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the ordinary shares (the “Ordinary Shares”) of Primech Holdings Ltd. (the “Issuer”). The principal executive offices of the Issuer are located at 23 Ubi Crescent, Singapore 408579. The Ordinary Shares are listed on the Nasdaq Global Market under the symbol “PMEC.”

Item 2. Identity and Background.

(a)	This Statement is jointly filed by Sapphire Universe Holdings Limited (the “Reporting Person”).

(b)	The business address of the Reporting Person is 23 Ubi Crescent, Singapore 408579.

(c)	The principal business of Sapphire Universe Holdings Limited is a holding company of its passive investment.

(d)–(e)	During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Sapphire Universe Holdings Limited is a British Virgin Islands company.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person became the beneficial owner of 2 Ordinary Shares of the Issuer on December 29, 2020, upon its incorporation. On November 22, 2021, the Issuer allotted and issued 32,499,998 Ordinary Shares to the Reporting Person. On November 24, 2021, the Reporting Person transferred 1,212,500 Ordinary Shares to certain transferees, resulting it its holding of 31,287,500 Ordinary Shares.

Item 4. Purpose of Transaction.

The Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

Item 5. Interest in Securities of the Issuer.

(a) - (b)	The responses of the Reporting Person with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of the Reporting Person with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares as to which the Reporting Person referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.

(c)	Except as set forth in this Statement, the Reporting Person has not, to the best of their knowledge, engaged in any transaction with respect to the Issuer’s Ordinary Shares during the sixty days prior to the date of filing this Statement.

(d)	Except as described in Item 3, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Ordinary Shares beneficially owned by the Reporting Person as reported in this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Lock-Up Agreement

In connection with the initial public offering of the Issuer, the Reporting Person entered into a lock-up agreement (the “Lock-up Agreement”), pursuant to which the Reporting Person agreed that, with respect to 31,287,500 Ordinary Shares held by the Reporting Person, not to transfer any of such shares for a period of six months after the date of the final prospectus.

References to and descriptions of the Lock-up Agreement herein are qualified in their entirety by reference to the Letter Agreement filed as Exhibit 1 to this Statement and incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between such Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Lock-up Agreement between Sapphire Universe Holdings Limited and the other parties named therein dated as of October 4, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2023
Sapphire Universe Holdings Limited,

	By:	/s/ Kit Yu Lee
	Name:	Kit Yu Lee
	Title:	Director

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